UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

This Report on Form 6-K/A (this “Amendment”) amends the Report on Form 6-K filed by Swvl Holdings Corp (“Swvl”) on January 11, 2024 (the “Original 6-K”) solely to include an updated Notice of Meeting and Proxy Card for the 2023 Annual Meeting of Shareholders to be held on January 30, 2024 (the “Meeting”).

Except as described above, this Amendment speaks as of the original filing date of the Original 6-K and does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original filing date of the Original 6-K.

CONTENTS

Attached hereto and incorporated by reference herein is Swvl’s Notice of Meeting and Proxy Card for the 2023 Annual Meeting of Shareholders to be held on January 30, 2024. Only shareholders of record who hold Class A Ordinary Shares of Swvl at the close of business on January 15, 2024, will be entitled to vote at the Meeting and any postponement or adjournments thereof.

This Report on Form 6-K/A is incorporated by reference into Swvl’s Registration Statement on Form S-8 (Registration No. 333-265464), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting and Proxy Card for the 2023 Annual Meeting of Shareholders to be held on January 30, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: January 12, 2024	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer